PolyPid Ltd.

18 Hasivim Street

Petach Tikva

495376, Israel

August 4, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	PolyPid Ltd. (CIK 0001611842)
Registration Statement No. 333-289034 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

PolyPid Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on August 6, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by an email or phone call to Howard E. Berkenblit, Esq. of Sullivan & Worcester LLP at hberkenblit@sullivanlaw.com or 617-338-2979.

Very truly yours,

POLYPID LTD.

By:	/s/ Jonny Missulawin
Jonny Missulawin Chief Financial Officer